SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of May 2008

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: 22 May 2008

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

EXHIBIT INDEX

Exhibit

Description

1.

News Release, May 21, 2008 – English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

May 21, 2008	Trading Symbol: TSXV: VVV

Vannessa Announces Plans to Terminate its US Registration and

SEC Reporting Obligations

Calgary, Alberta, May 21, 2008 – Vannessa Ventures Ltd. (“Vannessa” or the “Company”) announces its plans to file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to voluntarily terminate the registration of its Common Shares under the United States Securities Exchange Act of 1934.  Vannessa expects the termination to take effect no later than ninety days following the filing of Form 15F.  As a result of this filing, the Company will immediately stop filing certain reports, including Form 20-F and Form 6-K, with the SEC.

As a TSX Venture Exchange listed reporting issuer, Vannessa will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators.  The Company’s filings can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The Company is not listed on any U.S. stock exchange and the administrative burdens and costs associated with being a U.S. reporting company, particularly with respect to the SEC Sarbanes-Oxley requirements, have increased materially in the past few years.  Vannessa maintains these burdens and costs outweigh any benefits derived from the Company’s foreign issuer status with the SEC, particularly as the great majority of Vannessa’s shareholder base is Canadian.

Caution Regarding Forward-Looking Information and Statements

Certain statements in this press release address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements.  These factors include, among others, the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, the possibility that all necessary governmental and regulatory approvals will not be received, and the availability of a qualified workforce and third party contractors necessary for the development and operation of a mine. The Company undertakes no obligation to update these forward-looking information or statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking information or statements.

John R. Morgan, President

VANNESSA VENTURES LTD.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”

Website:  www.vannessa.com